UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2009
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes☐     No ☑

Explanatory note
     This Report on Form 6-K contains press releases published by Deutsche Bank AG on December 14 and 15, 2009.
Deutsche Bank announces Phase 4 of its management agenda
December 14, 2009
     Deutsche Bank today announces the launch of ‘Phase 4’ of its management agenda. Josef Ackermann, Chairman of the Management Board and of the Group Executive Committee, will lead the presentation of this new phase at a Group Investor Day in Frankfurt.
     Phase 4 of Deutsche Bank’s management agenda runs through 2011, and identifies four strategic priorities:
     1. Increasing profitability in the Corporate and Investment Bank (CIB) with renewed risk and balance sheet discipline;
     2. A focus on core Private Clients and Asset Management (PCAM) businesses and home market leadership;
     3. A focus on Asia as a key driver of revenue growth;
     4. A renewed emphasis on Deutsche Bank’s performance culture.
     By delivering this strategy, Deutsche Bank sees a pre-tax profit potential in 2011 of approximately EUR 10bn from its operating businesses, before adjustments for Corporate Investments, Consolidations & Adjustments, and assuming no further market dislocations, normalising interest rates, stabilising asset valuations, an improved margin environment compared to pre-crisis and moderate global GDP growth over the period. Deutsche Bank also reaffirms its previously-stated objectives for return on equity, Tier 1 capital ratio and balance sheet leverage, and to sustained capital and risk discipline.
     Ackermann commented: “Deutsche Bank has demonstrated resilience through an exceptionally difficult period for our industry and the global economy. This leaves us very well positioned to outperform and to deliver significant, profitable growth for our shareholders. In this new phase of our management agenda, our objectives are clear. Our recent strategic moves, in Germany and in other key markets, underline our determination to succeed.”
     The meeting will commence at 18:00 CET this evening and continue at 08:00 CET tomorrow morning. Michael Cohrs and Anshu Jain will discuss the implementation of Phase 4 for CIB; Kevin Parker, Carsten Schildknecht and Rainer Neske will discuss implementation in PCAM, and Hugo Banziger, Group Chief Risk Officer, will discuss the bank’s risk and capital management strategy. The event will be broadcast live on Deutsche Bank’s website www.deutsche-bank.com/ir/video-audio from 18:00 CET, recommencing at 08:00 CET tomorrow morning. The respective slides will be available at 18:00 CET today and at 08:00 CET tomorrow.

Ackermann outlines Phase 4 potential of business divisions
December 15, 2009
     Josef Ackermann last night outlined the breakdown of the potential pre-tax profit in 2011 from Deutsche Bank’s operating businesses (see breakdown below).
     Following the Bank’s announcement yesterday of Phase 4 of the Management Agenda — as he previously outlined to employees in an email in October (A message from Josef Ackermann) — the Chairman of the Management Board and of the Group Executive Committee lead a presentation before about one hundred analysts and investors outlining the strategy of the new phase at a Group Investor Day in Frankfurt. The presented profit potential is based on the assumption that there will be no further market dislocations, normalising interest rates, stabilising asset valuations, an improved margin environment compared to pre-crisis and moderate global GDP growth over the period.
     Deutsche Bank also reaffirms its previously-stated objectives for return on equity, Tier 1 capital ratio and balance sheet leverage, and to sustained capital and risk discipline.
     Full coverage of the event, which takes place on 14-15 December, will be published on dbnetwork.
     Phase 4 potential IBIT for 2011

Corporate Banking & Securities	EUR 6.3bn
Global Transaction Banking	EUR 1.3bn
Asset & Wealth Management	EUR 1.0bn
Private & Business Clients	EUR 1.5bn
Total	EUR 10.0bn
Forward-looking statements contain risks
     This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
     By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 24, 2009 on pages 7 through 18 under the heading “Risk Factors.”

Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.
Use of non-GAAP financial measures
     This report contains non-GAAP financial measures, which are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures and the most direct comparable IFRS financial measures are set forth in the table below:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
IBIT attributable to Deutsche Bank shareholders (target definition)	Income (loss) before income tax
Average active equity	Average shareholders’ equity
Pre-tax return on average active equity	Pre-tax return on average shareholders’ equity
Pre-tax return on average active equity (target definition)	Pre-tax return on average shareholders’ equity
Net income (loss) attributable to Deutsche Bank shareholders (basis for target definition EPS)	Net income (loss) attributable to Deutsche Bank shareholders
Diluted earnings per share (target definition)	Diluted earnings per share
For descriptions of these and other non-GAAP financial measures, please refer to pages (v), (vi), S-17, S-18 and S-19 of our 2008 Annual Report on Form 20-F, and “Other Information” of our Interim Report as of September 30, 2009.
Use of Internet Addresses
     This document contains inactive textual addresses of Internet websites operated by us and third parties. Reference to such websites is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2009	Deutsche Bank Aktiengesellschaft
	By:	/s/ Gurdon Wattles
		Name:	Gurdon Wattles
		Title:	Managing Director

	By:	/s/ Mathias Otto
		Name:	Mathias Otto
		Title:	Managing Director and Senior Counsel